May 7, 2025

William Westbrook
Chief Executive Officer
Ex-Im America Ltd.
4040 Broadway
San Antonio, TX 78209

       Re: Ex-Im America Ltd.
           Amendment No. 3 to Offering Statement on Form 1-A
           Filed April 28, 2025
           File No. 024-12542
Dear William Westbrook:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 14, 2025 letter.

Amendment No. 3 to the Offering Statement on Form 1-A
Signatures, page 26

1. We note the revisions made in response to prior 4 and we re-issue this comment in part. In the latest amendment to the offering statement, Luis Vega signed the offering statement on behalf of the issuer. Luis Vega should also sign the offering statement in his individual capacity. In this regard, his signature should appear a second time in the section where the other three executive officers' signatures appear. General

2.     We note the revisions made in response to prior comment 6. Please revise
Item 4 of
       Part I of Form 1-A to select the "Yes" checkbox in response to the question asking whether you intend to offer the securities on a delayed or continuous basis pursuant to
 May 7, 2025
Page 2

       Rule 251(d)(3). In this regard, we note that the offering may last up to one year, which would appear to make it a continuous offering. Alternatively, tell us why you believe this is not a delayed or continuous offering pursuant to Rule 251(d)(3). Please contact Anastasia Kaluzienski at 202-551-3685 or Robert
Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Richard W. Jones